October 7, 2022

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Novo Integrated Sciences, Inc.
Registration Statement on Form S-1
File No. 333-267401

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC, as placement agent, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Washington D.C. time, on Wednesday, October 12, 2022, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: September 13, 2022.
(ii)	Dates of distribution: October 4, 2022 through the date hereof.
(iii)	Number of prospective underwriters and selected dealers to whom the preliminary prospectus was furnished: 1.
(iv)	Number of prospectuses so distributed: 79.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

MAXIM GROUP LLC

By:	/s/ Clifford Teller
Name:	Clifford Teller
Title:	Executive Managing Director